Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER 2014 RESULTS

Accelerated Revenue Growth to 4% and Adjusted Operating Profit Growth to 6%

Expanded Adjusted Operating Profit Margins to 37% and Free Cash Flow to $275 Million

Introduced Key Rogers 3.0 Initiatives including the NHL, Roam Like Home and shomi

Delivered on 2014 Guidance and Announced Annualized Dividend Rate Increase of 5% to $1.92 Per Share

TORONTO (January 29, 2015) - Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited consolidated financial and operating results for the fourth quarter ended December 31, 2014.

Financial Highlights

	Three months ended December 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2014	2013	% Chg

Operating revenue	3,366	3,243	4
As adjusted [1]:
Operating profit	1,233	1,167	6
Net income	355	357	(1)
Basic and diluted earnings per share	0.69	0.69	-

Net income	297	320	(7)
Basic earnings per share	0.58	0.62	(6)
Diluted earnings per share	0.57	0.62	(8)

Cash provided by operating activities	1,031	1,072	(4)
Free cash flow [1]	275	109	152

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“We saw a healthy acceleration in revenue growth and adjusted operating profit along with improvement in Wireless revenue and ARPU,” said Guy Laurence, President and CEO of Rogers Communications Inc. “We continued our shift from volume to value this quarter, and as expected we saw vibrations in both our Wireless and Cable subscriber metrics as we made certain commercial policy changes, consistent with our longer-term strategic goals. We remain committed to the strategy of providing our customers with added value while making the necessary adjustments to remain competitive in the market,” added Laurence, “Rogers 3.0 is now up and running and we delivered a number of key commercial propositions in the quarter. For the full year, we delivered on our financial guidance and entered 2015 with a 5% dividend increase which reflects our financial strength and confidence in the future.”

Rogers Communications Inc.	1	Fourth Quarter 2014

Financial Highlights

Higher operating revenue

—

Consolidated revenue increased 4% this quarter, reflecting revenue growth of 3% in Wireless and 20% in Media, stable revenue in Cable, and a decline of 1% in Business Solutions. Wireless revenue increased as a result of both higher network revenue from the continued adoption of higher ARPU-generating simplified plans and greater smartphone sales. Cable revenue was stable as continued Internet revenue growth was offset by decreased revenue in Television and Phone. Media revenue increased as a result of the NHL licensing agreement and growth at Sportsnet and Radio, partially offset by continued softness in conventional broadcast TV and print advertising.

—	Activated 836,000 wireless smartphones this quarter, of which 28% were new subscribers, with higher-value smartphone customers growing to represent 84% of Wireless postpaid subscribers.

Strong adjusted operating profit

—

The 6% increase in consolidated adjusted operating profit this quarter reflects increases in Wireless of 4%, in Business Solutions of 17% and in Media of 59%, partially offset by a decrease in Cable of 2%. Wireless experienced higher network revenues, partially offset by higher costs for subsidized smartphones sold. Cable results were impacted by investments in programming and customer value enhancement related costs. Media benefitted from the impact of higher revenues and cost efficiencies in Television and Publishing.

—

Consolidated adjusted operating profit margin increased by 60 basis points to 36.6% this quarter with margins of 42.6% in Wireless and 48.7% in Cable. The NHL licensing agreement was margin-neutral on a consolidated basis.

—	The reductions of 1% in adjusted net income and 7% in net income are mainly due to a 10% increase in depreciation and amortization which more than offset the 6% increase in adjusted operating profit.

Maintained strong balance sheet and available liquidity

—

Generated $275 million of consolidated free cash flow this quarter, representing an increase of 152%, while cash provided by operating activities was $1,031 million this quarter, representing a decrease of 4%.

—

Approximately $2.8 billion of available liquidity as at December 31, 2014, including $0.2 billion of cash, $2.5 billion available under the bank credit facility and $0.1 billion available under the accounts receivable securitization program.

—

Returned $235 million of cash to shareholders through the payment of our 45.75 cents per share quarterly cash dividend, which was 5% greater than in the same period of 2013. Earlier today, we announced that the Rogers Board has authorized an annualized dividend rate increase of 5% to $1.92 per share effective immediately.

Strategic Highlights

Overhaul the customer experience

—

Launched Roam Like Home, a simple and cost effective way for Wireless customers to use the Internet, make calls, send texts and emails in the US with their Rogers Share Everything Plan, letting them access their Canadian wireless plans while they are in the US.

—

Reduced annual customer complaints by more than 30% from the previous year as reported by the federal Commissioner for Complaints for Telecommunications Services (CCTS) in its annual report. The report registers the number of complaints made by customers of major telecom service providers.

—	Appointed executive leaders with significant experience in our industry and global best practices:

Deepak Khandelwal joined Rogers as Chief Customer Officer. Mr. Khandelwal was previously at Google where he served as head of Global Customer Experience with customers in over 100 countries worldwide.

Nitin Kawale joined Rogers as President, Enterprise Business Unit. Mr. Kawale is the former President of Cisco Systems Canada where he was responsible for all aspects of the Canadian operations including sales, marketing, finance, distribution and services.

Jacob Glick was appointed to the newly created position of Chief Corporate Affairs Officer. Prior to Rogers, Mr. Glick held a number of leadership positions at Google, including head of their Global Central Public Policy and Government Relations teams.

Rogers Communications Inc.	2	Fourth Quarter 2014

Dirk Woessner was appointed as President, Consumer Business Unit, effective April 6, 2015. Mr. Woessner was previously at Deutsche Telekom where he held a number of leadership positions with Telekom Deutschland and T-Mobile in the UK and Germany.

—	Announced an agreement under which Rogers will own 50% of Glentel Inc. (Glentel), including its several hundred Canadian wireless retail distribution outlets, subject to regulatory approval.

Focus on innovation and network leadership

—

First Canadian carrier to launch LTE-Advanced, now available in various communities across Canada. This next evolution of LTE wireless technology combines Rogers’ 700 MHz and AWS spectrum so customers can download and live stream high quality video in more places on mobiles and tablets. During this quarter, LTE-Advanced was launched in Vancouver, Edmonton, Calgary, Windsor, London, Hamilton, Toronto, Kingston, Moncton, Fredericton, Halifax and Saint John.

Deliver compelling content everywhere

—

Reaching 22 million Canadians, Hockey Night in Canada continues to be the most-watched sporting event in Canada in a typical week with viewership up 12% from last year since the national NHL rights were acquired by Rogers. Audiences on Scotiabank Wednesday Night Hockey on Sportsnet are up 14% this year, while Rogers Hometown Hockey on City has increased the network’s audiences on Sunday nights by 50%. Since the start of the NHL season, audiences on Sportsnet ONE are up 33% and up 40% on Sportsnet 360.

—

Launched Rogers NHL GameCentre LIVE with more than 1,000 regular season games streamed wirelessly and online, available on smartphones, tablets and computers, and with significantly enhanced features. Rogers NHL GameCentre LIVE is available to all Canadians and was offered free on an introductory basis to Rogers wireless data and Internet customers. Exclusively available to Rogers customers as an exciting added new dimension to Rogers NHL GameCentre LIVE is GamePlus, which streams unique camera angles, on-demand replays and more interviews, including the ability to watch live and review big plays from up to seven different camera angles.

—

Launched shomi, an exciting new subscription video-on-demand streaming service available on mobile, tablet, online, and through our cable set-top boxes. shomi ups the ante in online and televised entertainment with the most popular shows on TV today, iconic series from the past, fan-favourite films and a library of kids programming. Available to Rogers and Shaw Television or Internet customers, shomi has an easy to use interface and more personalized selections for customers. shomi is a joint venture equally owned by Rogers and Shaw Communications.

—

Partnered with VICE Media in a joint agreement to deliver Canadian-made news and entertainment programming across mobile, web and TV platforms in 2015. VICE Canada properties will include a state-of-the-art multimedia production facility in Toronto that will produce content for use globally, the VICE TV Network, mobile content and VICE’s network of Canadian digital properties.

Drive growth in the business market

—

Launched Rogers Talks, a series of free events across Canada for small businesses in conjunction with Small Business Month. Experts in social media, marketing and sales were on hand to talk about how technology can help small business owners grow.

Invest in and develop our people

—

Recognized as one of Canada’s top employers for the second straight year by Canada’s Top 100 Employers, a national competition now entering its 16th year which looks at more than 3,250 Canadian employers. In addition, Rogers was for the first time named to the elite top 10 list of the best companies to work for in Canada by Canada’s Top 100 Employers 2015.

About non-GAAP measures and cautionary notices

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted operating profit margin, adjusted net income, free cash flow, adjusted net debt, adjusted net debt to adjusted operating profit and adjusted basic and diluted earnings per share. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See the section “Non-GAAP Measures” in this earnings release that follows for information about these measures, including how we calculate them.

Rogers Communications Inc.	3	Fourth Quarter 2014

About this earnings release

This earnings release contains important information about our business and our performance in the fourth quarter of 2014 as well as forward-looking information about future periods.

The financial information is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2013 Annual MD&A and our 2013 Audited Consolidated Financial Statements, our 2014 First, Second and Third Quarter MD&A and Unaudited Interim Condensed Consolidated Financial Statements and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

This earnings release should be used as preparation for reading our forthcoming Audited Consolidated Financial Statements for the full year ended December 31, 2014 and our full year 2014 MD&A in respect of such annual financial statements which we intend to file with securities regulators in Canada and the US in the next few weeks. These statements will be made available on the rogers.com/investors, sedar.com and sec.gov websites or printed upon request.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as of January 28, 2015 and was approved by the Audit Committee of our Board of Directors. This earnings release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries.

In this earnings release, this quarter refers to the three months ended December 31, 2014, and year to date refers to the twelve months ended December 31, 2014. All results commentary is compared to the equivalent periods in 2013 or as at December 31, 2013, unless otherwise indicated.

Four business segments

We report our results of operations in four segments. Each segment and the nature of its business is as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses

Cable	Cable telecommunications operations, including Internet, television and cable telephony (phone) for Canadian consumers and businesses

Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting and cloud-based services for small, medium and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, digital media, multi-platform shopping, publishing, and sports media and entertainment

Wireless, Cable and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP) and certain other wholly owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc. and its subsidiaries.

In addition to these business segments, RCI also holds interests in various investments and ventures.

Where to find it

Consolidated Financial Results	5	Non-GAAP Measures	21
2014 Achievements Against Full Year Guidance	6	Other Information	24
2015 Full Year Consolidated Guidance	6	Supplementary Information	25
Results of our Business Segments	7	About Forward-Looking Information	29
Consolidated Net Income Analysis	14	About Rogers Communications Inc.	30
Managing our Liquidity and Financial Resources	17	Quarterly Investment Community Teleconference	30
Financial Condition	19	For More Information	31
Key Performance Indicators	20

Rogers Communications Inc.	4	Fourth Quarter 2014

Consolidated Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Operating revenue
Wireless	1,898	1,851	3	7,305	7,270	-
Cable	871	871	-	3,467	3,475	-
Business Solutions	97	98	(1)	382	374	2
Media	544	453	20	1,826	1,704	7
Corporate items and intercompany eliminations	(44)	(30)	47	(130)	(117)	11
Operating revenue	3,366	3,243	4	12,850	12,706	1

Adjusted operating profit
Wireless	725	696	4	3,246	3,157	3
Cable	424	433	(2)	1,665	1,718	(3)
Business Solutions	34	29	17	122	106	15
Media	78	49	59	131	161	(19)
Corporate items and intercompany eliminations	(28)	(40)	(30)	(145)	(149)	(3)
Adjusted operating profit [1]	1,233	1,167	6	5,019	4,993	1

Adjusted operating profit margin [1]	36.6%	36.0%	0.6 pts	39.1%	39.3%	(0.2 pts)

Net income	297	320	(7)	1,341	1,669	(20)
Diluted earnings per share	0.57	0.62	(8)	2.56	3.22	(20)

Adjusted net income [1]	355	357	(1)	1,532	1,769	(13)
Adjusted diluted earnings per share [1]	0.69	0.69	-	2.96	3.42	(13)

Additions to property, plant and equipment	664	703	(6)	2,366	2,240	6
Free cash flow [1]	275	109	152	1,437	1,548	(7)
Cash provided by operating activities	1,031	1,072	(4)	3,698	3,990	(7)

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	5	Fourth Quarter 2014

2014 Achievements Against Full Year Guidance

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full year 2014 financial metrics.

	2014			2014
(In millions of dollars)	Guidance			Actual	Achievement

Consolidated Guidance
Adjusted operating profit [1]	5,000	to	5,150	5,019	✓
Additions to property, plant and equipment [2]	2,275	to	2,375	2,366	✓
Free cash flow [1]	1,425	to	1,500	1,437	✓

Missed x Achieved ✓ Exceeded ¶

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment expenditures for Wireless, Cable, Business Solutions, Media, and Corporate segments and excludes purchases of spectrum licences.

2015 Full Year Consolidated Guidance

The following table outlines guidance ranges for selected full year 2015 consolidated financial metrics, which takes into consideration our current outlook and our actual results for 2014 and are based on a number of assumptions, including those noted after the table below. Information about our guidance including the various assumptions underlying our guidance is forward-looking and should be read in conjunction with “About Forward-Looking Information” and the related disclosure and information about various economic, competitive and regulatory assumptions, factors and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Full Year 2015 Guidance	2014	2015
(In millions of dollars)	Actual	Guidance

Consolidated Guidance
Adjusted operating profit [1]	5,019	5,020	to	5,175
Additions to property, plant and equipment [2]	2,366	2,350	to	2,450
Free cash flow [1]	1,437	1,350	to	1,500

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment expenditures for Wireless, Cable, Business Solutions, Media, and Corporate segments and excludes purchases of spectrum licences.

Key underlying assumptions

Our 2015 guidance ranges above are based on many assumptions, including but not limited to the following material assumptions:

(1)	Continued intense competition in all segments in which we operate.
(2)	A substantial portion of US dollar-denominated expenditures has been hedged.
(3)

No significant additional regulatory developments, shifts in economic conditions or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions expected during 2015 could potentially materially alter underlying assumptions around our 2015 Wireless, Cable, Business Solutions and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance.

Supplemental details

These supplemental details do not represent part of our formal 2015 guidance and are provided for informative purposes only. Any update over the course of 2015 would only be made to the consolidated level guidance ranges provided above.

(1)	Growth in Wireless network revenue to between $6,780 million to $6,945 million and adjusted operating profit to between $3,260 million to $3,365 million.
(2)	Growth in Cable revenue to between $3,520 million to $3,620 million and adjusted operating profit to between $1,665 million to $1,710 million.
(3)	Growth in Business Solutions revenue to between $420 million to $440 million and adjusted operating profit to between $125 million to $145 million.
(4)	Growth in Media revenue to between $2,045 million to $2,105 million and adjusted operating profit to between $170 million to $190 million.

Rogers Communications Inc.	6	Fourth Quarter 2014

Results of our Business Segments

Wireless

Financial results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2014	2013	% Chg	2014	2013	% Chg

Operating revenue
Network revenue	1,701	1,669	2	6,743	6,748	-
Equipment sales	197	182	8	562	522	8
Operating revenue	1,898	1,851	3	7,305	7,270	-

Operating expenses
Cost of equipment [1]	(497)	(487)	2	(1,488)	(1,535)	(3)
Other operating expenses	(676)	(668)	1	(2,571)	(2,578)	-
	(1,173)	(1,155)	2	(4,059)	(4,113)	(1)
Adjusted operating profit	725	696	4	3,246	3,157	3

Adjusted operating profit margin as a % of network revenue	42.6%	41.7%	0.9 pts	48.1%	46.8%	1.3 pts
Additions to property, plant and equipment	258	243	6	978	865	13
[1] Includes the cost of equipment sales and direct channel subsidies. Subscriber results [1,2]
	Three months ended December 31			Twelve months ended December 31
(In thousands, except churn and ARPU)	2014	2013	Chg	2014	2013	Chg

Postpaid
Gross additions	297	357	(60)	1,238	1,409	(171)
Net (losses) additions	(58)	34	(92)	(1)	228	(229)
Total postpaid subscribers	8,073	8,074	(1)	8,073	8,074	(1)
Churn (monthly)	1.46%	1.34%	0.12 pts	1.27%	1.24%	0.03 pts
ARPU (monthly)	$ 67.43	$ 66.34	$ 1.09	$ 66.86	$ 67.76	($ 0.90)
Prepaid
Gross additions	138	120	18	507	525	(18)
Net additions (losses)	11	(29)	40	(52)	(162)	110
Total prepaid subscribers	1,377	1,429	(52)	1,377	1,429	(52)
Churn (monthly)	3.09%	3.41%	(0.32 pts)	3.42%	3.85%	(0.43 pts)
ARPU (monthly)	$ 15.14	$ 15.49	($ 0.35)	$ 15.16	$ 15.64	($ 0.48)
Blended ARPU	$ 59.86	$ 58.59	$ 1.27	$ 59.41	$ 59.58	($ 0.17)

[1]

Wireless postpaid subscriber results do not include subscribers from our Wireless Home Phone product, with approximately 9,000 net new subscribers within the quarter and approximately 92,000 cumulative subscribers as at December 31, 2014. Effective January 1, 2015, we will begin including Wireless Home Phone subscribers in our wireless postpaid subscriber results.

[2]	Subscriber counts, subscriber churn and average revenue per user (ARPU) are key performance indicators. See “Key Performance Indicators”.

Network revenue

Network revenue and blended ARPU increased by 2% this quarter as a result of:

—

continued adoption of the customer-friendly Rogers Share Everything Plans, which generate higher ARPU and bundle in certain calling features and long distance, grant the ability to pool data usage with other devices on the same account, and entice customers with access to our other products, such as Roam Like Home and Rogers NHL GameCentre LIVE;

—	higher usage of wireless data services; partially offset by
—

lower roaming revenue due to lower priced international roaming plans introduced in early 2014. The rate of decline in roaming has slowed sequentially due to the lapping of the impact of US travel packs introduced in the fourth quarter of 2013.

Excluding the decline in roaming revenue, network revenue and postpaid ARPU would have increased by 3% this quarter.

The increase in churn and volatility in net additions to our postpaid subscriber base were expected in the short-term as we implement our Rogers 3.0 plan and our strategic focus towards optimizing subscriber value versus subscriber

Rogers Communications Inc.	7	Fourth Quarter 2014

volumes, as well as migrating existing customers to current pricing plans. During the quarter we implemented a number of commercial policies which, amongst other things, adjusted the entry price levels for customers to be eligible for subsidized premium devices, and also eliminated eligibility for device subsidies for a number of previously discounted offerings.

We activated and upgraded approximately 836,000 smartphones for new and existing subscribers this quarter, compared to approximately 790,000 in the same period last year. This increase in smartphone activations was due to a greater number of activations and hardware upgrades by existing subscribers, partially offset by the reduction in postpaid gross additions.

The percentage of subscribers with smartphones this quarter was 84% of our total postpaid subscriber base, compared to 75% in the same period last year. In our experience, smartphone subscribers typically generate significantly higher ARPU and are less likely to churn than customers on less advanced devices. Effective this quarter, customers with smartphones in our Bring Your Own Device program are included in our smartphone subscriber measures, which also contributed to the increase in smartphone penetration.

Data revenue increased by 8% this quarter primarily because of the continued penetration and growing use of smartphones, tablet devices and wireless laptops, which are increasing the use of e-mail, Internet access, social media, mobile video, text messaging and other wireless data services. Data revenue represented approximately 52% of total network revenue this quarter, compared to approximately 49% in the same period last year.

Equipment sales

The 8% increase in revenue from equipment sales this quarter primarily reflects a shift in the sales mix to smartphones and lower subsidy levels. The impact of a greater number of upgrades by existing subscribers was more than offset by fewer gross activations. We activated 19% more iPhones this quarter compared to the same period last year, which corresponded to the launch of the iPhone 6. During the quarter, customers choosing to upgrade wireless devices represented approximately 7% of the postpaid subscriber base, which is consistent with the same period last year.

Operating expenses

The cost of equipment sales increased by 2% this quarter primarily because of the shift in the mix towards higher cost smartphones, partially offset by the decreased equipment volumes.

Total customer retention spending (including subsidies on handset upgrades) increased to $306 million this quarter compared to $292 million in the same period last year as 3% more existing subscribers upgraded their hardware combined with the mix shift described above.

Other operating expenses (excluding retention spending) decreased this quarter as a result of improvements in cost management and efficiency gains.

Adjusted operating profit

Adjusted operating profit increased by 4% this quarter as a result of the revenue and expense changes discussed above.

Other developments

In late December 2014, we announced an agreement under which Rogers will own 50% of Glentel, a large multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. The outlets operate under banner names such as Wireless Wave and TBooth Wireless. The transaction is expected to close in the first half of 2015 and is subject to regulatory approval.

Rogers Communications Inc.	8	Fourth Quarter 2014

Cable

Financial results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2014 [1]	2013	% Chg	2014 [1]	2013 [2]	% Chg

Operating revenue
Internet	317	301	5	1,245	1,159	7
Television	433	442	(2)	1,734	1,809	(4)
Phone	118	125	(6)	478	498	(4)
Service revenue	868	868	-	3,457	3,466	-
Equipment sales	3	3	-	10	9	11
Operating revenue	871	871	-	3,467	3,475	-

Operating expenses
Cost of equipment	(2)	(2)	-	(6)	(6)	-
Other operating expenses	(445)	(436)	2	(1,796)	(1,751)	3
Operating expenses	(447)	(438)	2	(1,802)	(1,757)	3
Adjusted operating profit	424	433	(2)	1,665	1,718	(3)

Adjusted operating profit margin	48.7%	49.7%	(1.0 pts)	48.0%	49.4%	(1.4 pts)
Additions to property, plant and equipment	291	358	(19)	1,055	1,105	(5)

[1]  The operating results of Source Cable are included in the Cable results of operations from the date of acquisition on November 4, 2014.

[2]  The operating results of Mountain Cable are included in the Cable results of operations from the date of acquisition on May 1, 2013.

Subscriber results [1]

	Three months ended December 31			Twelve months ended December 31
(In thousands)	2014	2013	Chg	2014	2013	Chg

Cable homes passed	4,068	3,978	90	4,068	3,978	90
Internet
Net (losses) additions	(4)	13	(17)	34	63	(29)
Total Internet subscribers [2,3]	2,011	1,961	50	2,011	1,961	50
Television
Net losses	(36)	(28)	(8)	(119)	(127)	8
Total Television subscribers [2,3]	2,024	2,127	(103)	2,024	2,127	(103)
Phone
Net (losses) additions	(18)	5	(23)	(14)	42	(56)
Total Phone subscribers [2,3]	1,150	1,153	(3)	1,150	1,153	(3)
Total service units [2,3,4]
Net losses	(58)	(10)	(48)	(99)	(22)	(77)
Total service units	5,185	5,241	(56)	5,185	5,241	(56)

[1]	Subscriber count is a key performance indicator. See “Key Performance Indicators”.
[2]

On May 1, 2013, we acquired approximately 34,000 cable high-speed Internet subscribers, 40,000 Television subscribers and 37,000 Phone subscribers from our acquisition of Mountain Cable. These subscribers are not included in net additions, but do appear in the ending total balance for December 31, 2013. The acquisition also increased homes passed by 59,000.

[3]

On November 4, 2014, we acquired approximately 16,000 cable high-speed Internet subscribers, 16,000 Television subscribers and 11,000 Phone subscribers from our acquisition of Source Cable. These subscribers are not included in net additions, but do appear in the ending total balance for December 31, 2014. The acquisition also increased homes passed by 26,000.

[4]	Includes Internet, Television and Phone subscribers.

Operating revenue

Overall Cable revenue was unchanged this quarter primarily as a result of:

—	a higher subscriber base for our Internet products combined with the movement of customers to higher-end speed and usage tiers; and
—	the November 2014 acquisition of Source Cable; offset by
—	Television subscriber losses over the past year; and
—	lower Phone revenue from promotional discounting.

Rogers Communications Inc.	9	Fourth Quarter 2014

Internet revenue

Internet revenue increased by 5% this quarter as a result of:

—	a larger Internet subscriber base;
—	general movement by customers to higher-end speed and usage tiers; and
—	changes in Internet service pricing.

The volatility in Internet net additions was a result of our strategic focus towards optimizing subscriber value versus subscriber volumes as we migrate existing customers to current price plans. There was also heightened competition where cross bundling of various wireline products impacted our Internet subscribers.

Television revenue

Television revenue decreased by 2% this quarter as a result of:

—	the decline in Television subscribers over the past year associated with heightened pay TV competition; partially offset by
—	the impact of pricing changes implemented over the past year; and
—	the acquisition of Source Cable.

The digital cable subscriber base represented 88% of our total Television subscriber base at the end of the quarter, compared to 84% as at December 31, 2013. The larger selection of digital content, video on-demand, and HDTV and PVR equipment combined with our ongoing analog to digital network conversion continue to contribute to the increasing penetration of the digital subscriber base as a percentage of our total Television subscriber base.

Phone revenue

Phone revenue decreased by 6% this quarter as a result of:

—	increased promotional discounting activity for new subscribers on multi-product bundles; partially offset by
—	the impact of pricing changes implemented over the past year.

Operating expenses

Operating expenses increased by 2% this quarter as a result of:

—	higher programming and customer value enhancement related costs; partially offset by
—	various cost efficiency and productivity initiatives.

Adjusted operating profit

Adjusted operating profit decreased by 2% this quarter as a result of the revenue and expense changes discussed above. The Source Cable acquisition did not have a significant impact on our adjusted operating profit in the quarter.

Cable acquisition

On November 4, 2014, we acquired Source Cable Limited, a small television, Internet, and phone service provider situated in Hamilton, Ontario for $156 million. The Source Cable subscriber footprint is adjacent to existing Rogers cable systems in Southwestern Ontario and is expected to enable numerous synergies.

Rogers Communications Inc.	10	Fourth Quarter 2014

Business Solutions

Financial results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2014	2013 [1]	% Chg	2014	2013 [1]	% Chg

Operating revenue
Next generation	71	63	13	271	213	27
Legacy	24	34	(29)	106	149	(29)
Service revenue	95	97	(2)	377	362	4
Equipment sales	2	1	100	5	12	(58)
Operating revenue	97	98	(1)	382	374	2

Operating expenses	(63)	(69)	(9)	(260)	(268)	(3)
Adjusted operating profit	34	29	17	122	106	15

Adjusted operating profit margin	35.1%	29.6%	5.5 pts	31.9%	28.3%	3.6 pts
Additions to property, plant, and equipment	53	41	29	146	107	36

[1]

The operating results of Blackiron and Pivot Data Centres are included in the Business Solutions results of operations from the dates of acquisition on April 17, 2013 and October 1, 2013, respectively.

Business Solutions continues to focus primarily on next generation IP-based services, leveraging higher margin on-net and near-net service revenue opportunities, and using existing network facilities to expand offerings to the small, medium and large sized enterprise, public sector and carrier wholesale markets. Business Solutions is also focused on data centre colocation, hosting, cloud, and disaster recovery services. Next generation and on-net services in this quarter represented 75% of total service revenue, which includes our data centre operations. Revenue from the lower margin off-net legacy business, which continues to decline as planned, generally includes circuit-switched local and long-distance voice services and legacy data services which often use facilities that are leased from other carriers rather than owned.

Operating revenue

Service revenue decreased by 2% this quarter as a result of:

—

the continuing planned decline in the legacy off-net voice and data business, a trend we expect to continue as we focus the business on on-net opportunities and customers move to more advanced and cost effective IP-based services; partially offset by

—	continuing execution of our plan to grow higher margin on-net and next generation IP-based services revenue; and
—	higher revenue from data centre operations.

Operating expenses

Operating expenses decreased by 9% this quarter as a result of:

—	lower legacy service costs related to planned lower volumes and customer levels; and
—	ongoing initiatives to improve costs and productivity; partially offset by
—	higher on-net and next generation service costs associated with higher volumes.

Adjusted operating profit

Adjusted operating profit increased by 17% this quarter as a result of the continued growth in higher margin on-net and next generation business and productivity improvements.

Rogers Communications Inc.	11	Fourth Quarter 2014

Media

Financial results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2014	2013	% Chg	2014	2013 [1]	% Chg

Operating revenue	544	453	20	1,826	1,704	7

Operating expenses	(466)	(404)	15	(1,695)	(1,543)	10
Adjusted operating profit	78	49	59	131	161	(19)

Adjusted operating profit margin	14.3%	10.8%	3.5 pts	7.2%	9.4%	(2.2 pts)
Additions to property, plant and equipment	28	34	(18)	94	79	19

1 The operating results of Sportsnet 360 (formerly theScore) are included in the Media results of operations from the date of acquisition on April 30, 2013.

Operating revenue

Operating revenue increased by 20% this quarter as a result of:

—	revenue of approximately $100 million generated by the NHL licensing agreement that became effective for the 2014-2015 season;
—	higher subscription revenue generated by our Sportsnet properties;
—	higher radio revenue; and
—	revenue growth in Next Issue Canada; partially offset by
—	continued softness in conventional television and print advertising.

Operating expenses

Operating expenses increased by 15% this quarter as a result of:

—	incremental costs associated with the NHL licensing agreement which are expensed based on the proportion of the season’s games played during a specified period; partially offset by
—	lower publishing costs related to the lower print volume; and
—	lower programming costs due to conventional Television schedule changes.

Adjusted operating profit

Adjusted operating profit increased this quarter, reflecting the revenue and expense changes described above.

Rogers Communications Inc.	12	Fourth Quarter 2014

Additions to Property, Plant and Equipment

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except capital intensity)	2014	2013	% Chg	2014	2013	% Chg

Additions to Property, Plant and Equipment
Wireless	258	243	6	978	865	13
Cable	291	358	(19)	1,055	1,105	(5)
Business Solutions	53	41	29	146	107	36
Media	28	34	(18)	94	79	19
Corporate	34	27	26	93	84	11
Total additions to property, plant and equipment	664	703	(6)	2,366	2,240	6

Capital intensity [1]	19.7%	21.7%	(2.0 pts)	18.4%	17.6%	0.8 pts

[1]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Total property, plant and equipment additions this quarter were lower than in the same period of 2013, as we expected, reflecting a heightened focus on deploying our capital more evenly throughout the year.

Wireless

Wireless property, plant and equipment additions in 2014 reflect LTE capacity investments and site build activity to further enhance network coverage and quality and the initial deployment of our newly acquired 700 MHz spectrum. Deployment of the LTE network has now reached approximately 84% of Canada’s population as at December 31, 2014.

Cable

Investments this quarter were made to improve the capacity of our Internet platform, improve the reliability and quality of the network and continue the development work related to next generation IP-based video service. We also invested in customer equipment related to the continued roll out of our next generation NextBox digital set-top boxes. The reduction in expenditures year-over-year primarily reflects a higher than normal volume of new NextBox digital set-top box deployments in the fourth quarter of last year.

Business Solutions

Business Solutions property, plant and equipment additions increased this quarter as a result of data centre investments and network expansion to reach additional customers and sites.

Media

Media property, plant and equipment additions decreased this quarter as a result of higher investments made to our digital, IT infrastructure and broadcast facilities in the same quarter last year.

Rogers Communications Inc.	13	Fourth Quarter 2014

Consolidated Net Income Analysis

This section discusses the items below our adjusted operating profit line that impact consolidated net income.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Adjusted operating profit [1]	1,233	1,167	6	5,019	4,993	1
Stock-based compensation	(12)	(18)	(33)	(37)	(84)	(56)
Restructuring, acquisition and other	(43)	(24)	79	(173)	(85)	104
Depreciation and amortization	(560)	(508)	10	(2,144)	(1,898)	13
Finance costs	(202)	(196)	3	(817)	(742)	10
Other income (expense)	10	14	(29)	(1)	81	(101)
Income taxes	(129)	(115)	12	(506)	(596)	(15)

Net income	297	320	(7)	1,341	1,669	(20)

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Stock-based compensation

Our net stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally determined by:

—	vesting of stock options and share units; and
—	changes in the market price of RCI Class B shares; offset by
—	the impact of certain derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation program.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2014	2013	2014	2013

Impact of vesting	10	12	44	42
Impact of change in price	22	29	(17)	34
Equity derivatives, net of interest receipt	(20)	(23)	10	8

Total stock-based compensation	12	18	37	84

Restructuring, acquisition and other

Restructuring, acquisition and other for this quarter mainly reflects severance costs associated with the targeted restructuring of our employee base and a provision for certain legal claims.

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Depreciation	519	467	11	1,979	1,748	13
Amortization	41	41	-	165	150	10

Total depreciation and amortization	560	508	10	2,144	1,898	13

Depreciation and amortization increased this quarter mainly because of:

—	significant recent investment and roll out of new customer equipment at Cable, mostly next generation NextBox digital TV set-top boxes which are depreciated over three years; and
—	the availability for use of certain network and system investments, including the launch and expansion of our LTE network in various municipalities.

Rogers Communications Inc.	14	Fourth Quarter 2014

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Interest on borrowings [1]	198	192	3	782	734	7
Interest on pension liability	2	3	(33)	7	14	(50)
Loss on repayment of long-term debt	-	-	-	29	-	n/m
Foreign exchange (gain) / loss	5	5	-	11	23	(52)
Change in fair value of derivatives	2	(1)	n/m	2	(16)	n/m
Capitalized interest	(6)	(7)	(14)	(26)	(25)	4
Other	1	4	(75)	12	12	-

Total finance costs	202	196	3	817	742	10

[1]	Borrowings include interest on long-term debt and short-term borrowings associated with our accounts receivable securitization program.
n/m:	not meaningful.

The increase in interest on borrowings this quarter is a result of a higher amount of outstanding debt, partially offset by a decrease in the weighted average interest rate on our outstanding debt. As at December 31, 2014, our borrowings had a weighted average cost of financing of 5.20% (December 31, 2013 - 5.54%) and a weighted average term to maturity of 10.8 years (December 31, 2013 - 10.3 years).

See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Income tax expense and cash income taxes

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2014	2013	2014	2013

Statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Income before income taxes	426	435	1,847	2,265
Computed income tax expense	113	115	489	600
Increase (decrease) in income taxes resulting from:
Non-taxable portion of capital gains	-	-	(1)	(9)
Recognition of previously unrecognized deferred tax assets	-	(14)	-	(14)
Non-deductible (non-taxable) stock-based compensation	4	6	(2)	8
Income tax adjustment, legislative tax change	14	-	14	8
Other items	(2)	8	6	3

Total income taxes	129	115	506	596

Effective income tax rate	30.3%	26.5%	27.4%	26.3%
Cash income taxes	102	170	460	496

Our effective income tax rate for this quarter was 30.3% compared to 26.5% for the same period last year. The effective income tax rate for this quarter differed from the statutory tax rate primarily due to an adjustment to prior period Ontario harmonization transitional tax credits of $14 million. Excluding this adjustment, our effective income tax rate for this quarter would have been 27.0%.

Cash income taxes paid this quarter decreased as a result of the timing of installment payments.

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five year amortization period, beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash tax payments for the 2015 to 2016 taxation years will continue to include these additional amounts. While the elimination of the deferral of partnership income affects the timing of cash tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information”.

Rogers Communications Inc.	15	Fourth Quarter 2014

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Net income	297	320	(7)	1,341	1,669	(20)
Basic earnings per share	0.58	0.62	(6)	2.60	3.24	(20)
Diluted earnings per share	0.57	0.62	(8)	2.56	3.22	(20)

Adjusted net income

The following table shows how we calculate adjusted net income from adjusted operating profit.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Adjusted operating profit [1]	1,233	1,167	6	5,019	4,993	1
Depreciation and amortization	(560)	(508)	10	(2,144)	(1,898)	13
Finance costs [2]	(202)	(196)	3	(788)	(742)	6
Other income (expense) [3]	10	14	(29)	(1)	34	(103)
Income taxes [4]	(126)	(120)	5	(554)	(618)	(10)

Adjusted net income [1]	355	357	(1)	1,532	1,769	(13)

Adjusted basic earnings per share [1]	0.69	0.69	-	2.97	3.43	(13)
Adjusted diluted earnings per share [1]	0.69	0.69	-	2.96	3.42	(13)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude the $29 million loss on repayment of long-term debt for the twelve months ended December 31, 2014.
[3]	Other income excludes the $47 million gain on sale of the TVtropolis investment for the twelve months ended December 31, 2013.
[4]

Income taxes exclude the $11 million recovery (2013 - $5 million recovery) for the three months ended December 31, 2014 and the $62 million recovery (2013 - $30 million recovery) for the twelve months ended December 31, 2014, related to income tax impact for adjusted items. For the three and twelve months ended December 31, 2014, income taxes also exclude the $14 million expense (2013 - nil) adjusting previously recognized Ontario harmonization transitional tax credits. For the twelve months ended December 31, 2013, income taxes also exclude the $8 million expense for the revaluation of deferred tax balances due to legislative income tax rate changes.

The following table shows the reconciliation of net income to adjusted net income.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Net income	297	320	(7)	1,341	1,669	(20)
Add (deduct):
Stock-based compensation	12	18	(33)	37	84	(56)
Restructuring, acquisition and other	43	24	79	173	85	104
Loss on repayment of long-term debt	-	-	-	29	-	n/m
Gain on sale of TVtropolis	-	-	-	-	(47)	n/m
Income tax impact of above items	(11)	(5)	120	(62)	(30)	107
Income tax adjustment, legislative tax change	14	-	n/m	14	8	75

Adjusted net income [1]	355	357	(1)	1,532	1,769	(13)

[1]

Adjusted net income is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Rogers Communications Inc.	16	Fourth Quarter 2014

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Cash from operations before changes in non-cash working capital	1,259	1,160		4,925	4,948
Change in non-cash operating working capital items	4	167		11	238
	1,263	1,327		4,936	5,186
Cash income taxes	(102)	(170)		(460)	(496)
Interest paid	(130)	(85)		(778)	(700)
Cash provided by operating activities	1,031	1,072	(4)	3,698	3,990	(7)

Investing activities:
Additions to property, plant and equipment	(664)	(703)		(2,366)	(2,240)
Additions to program rights	(96)	(28)		(231)	(69)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	204	41		153	(114)
Acquisitions and strategic transactions, net of cash acquired	(155)	(233)		(3,456)	(1,080)
Proceeds on sale of TVtropolis	-	-		-	59
Other	(67)	3		(51)	(29)
Cash used in investing activities	(778)	(920)	(15)	(5,951)	(3,473)	71

Financing activities:
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-		2,150	662
Payments on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-		(2,115)	(1,029)
Proceeds received on short-term borrowings	55	-		276	650
Repayment of short-term borrowings	-	-		(84)	-
Issuance of long-term debt	530	1,548		3,412	2,578
Repayment of long-term debt	(530)	-		(2,551)	(356)
Transaction costs incurred	-	(20)		(30)	(37)
Repurchase of Class B Non-Voting shares	-	1		-	(21)
Dividends paid	(236)	(224)		(930)	(876)
Cash (used in) provided by financing activities	(181)	1,305	(114)	128	1,571	(92)
Change in cash and cash equivalents	72	1,457	(95)	(2,125)	2,088	n/m
Cash and cash equivalents, beginning of period	104	844	(88)	2,301	213	n/m

Cash and cash equivalents, end of period	176	2,301	(92)	176	2,301	(92)

Operating activities

Cash provided by operating activities decreased by 4% this quarter as a result of:

—	lower net funding provided by non-cash working capital; and
—	higher interest payments due to higher long-term debt; partially offset by
—	an increase in cash from operations before changes in non-cash operating items; and
—	lower income tax cash payments due to timing.

Investing activities

Property, plant and equipment

We spent $664 million this quarter on property, plant and equipment additions before changes in non-cash working capital items which was lower than the comparative period of 2013. See “Additions to Property, Plant and Equipment”.

Acquisitions and strategic initiatives

We spent $156 million this quarter to acquire Source Cable. In the same quarter last year, we spent $233 million mainly for the acquisition of Pivot Data Centres.

Financing activities

Accounts receivable securitization program

This quarter, we received funding of $55 million under our accounts receivable securitization program. As at December 31, 2014, a total of $842 million was outstanding under the program, which was committed to fund up to a maximum of $900 million as at December 31, 2014. Effective January 1, 2015, the amended terms of the accounts receivable securitization program increased the maximum potential proceeds under the program to $1.05 billion and extended the term to January 1, 2018.

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our consolidated statement of financial position and the funding received is recorded as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our

Rogers Communications Inc.	17	Fourth Quarter 2014

interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

Senior note issuances

On October 2, 2013, we issued US$1.5 billion of senior notes for total net proceeds of approximately US$1,481 million ($1,528 million). The notes consisted of the following:

—	US$850 million of 4.1% senior notes due in 2023; and
—	US$650 million of 5.45% senior notes due in 2043.

All the notes issued are unsecured and guaranteed by RCP, ranking equally with all of our other senior unsecured notes and debentures, bank credit and letter of credit facilities.

Dividends

In February 2014, the Board authorized an increase to the annualized dividend rate from $1.74 to $1.83 per Class A Voting and Class B Non-Voting share. On January 28, 2015, the Board authorized a further increase of 5% in the annualized dividend rate to $1.92 per Class A Voting and Class B Non-Voting share, with the dividend to be paid in quarterly amounts of $0.48 per share.

The table below shows when dividends have been declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

February 14, 2013	March 15, 2013	April 2, 2013	0.435	224
April 23, 2013	June 14, 2013	July 3, 2013	0.435	224
August 15, 2013	September 13, 2013	October 2, 2013	0.435	224
October 23, 2013	December 13, 2013	January 2, 2014	0.435	224

February 12. 2014	March 14, 2014	April 4, 2014	0.4575	235
April 22, 2014	June 13, 2014	July 2, 2014	0.4575	235
August 14, 2014	September 12, 2014	October 1, 2014	0.4575	235
October 23, 2014	December 11, 2014	January 2, 2015	0.4575	235

Bank credit facility and letter of credit facility

As at December 31, 2014, we had a maximum of $2.6 billion of borrowings available under our bank credit facilities, of which there was approximately $0.1 billion utilized under these facilities related to outstanding letters of credit. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior unsecured notes and debentures.

Normal course issuer bid

In February 2014, we renewed our normal course issuer bid (NCIB) for our Class B Non-Voting shares for another year. The 2014 NCIB gave us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, at any time between February 25, 2014 and February 24, 2015. We did not purchase any shares under the NCIB in fourth quarter or twelve months ended December 31, 2014 and we do not currently intend to renew our NCIB beyond the February 24, 2015 expiry.

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Adjusted operating profit [1]	1,233	1,167	6	5,019	4,993	1
Property, plant and equipment expenditures	(664)	(703)	(6)	(2,366)	(2,240)	6
Interest on borrowings, net of capitalization	(192)	(185)	4	(756)	(709)	7
Cash income taxes	(102)	(170)	(40)	(460)	(496)	(7)

Free cash flow [1]	275	109	152	1,437	1,548	(7)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not a defined term under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Free cash flow increased this quarter as a result of higher adjusted operating profit, lower cash income taxes, and lower property, plant and equipment expenditures, partially offset by higher interest on borrowings (net of capitalization) as a result of increased outstanding long-term debt.

Rogers Communications Inc.	18	Fourth Quarter 2014

Financial Condition

We had approximately $2.8 billion of available liquidity as at December 31, 2014 (December 31, 2013 - $4.5 billion), which includes:

—	$0.2 billion of cash and cash equivalents (2013 - $2.3 billion);
—	$2.5 billion available under our bank credit facility (2013 - $2.0 billion); and
—	$0.1 billion available under our accounts receivable securitization program (2013 - $0.2 billion).

In addition to the sources of available liquidity noted above, we held $1,130 million of marketable securities in publicly traded companies as at December 31, 2014.

Our borrowings had a weighted average cost of financing of 5.20% as at December 31, 2014 (December 31, 2013 - 5.54%) and a weighted average term to maturity of 10.8 years (December 31, 2013 - 10.3 years). This comparative decline in our 2014 weighted average interest rate and increased weighted average term to maturity reflects the combined effects of:

—	utilization of our securitization program;
—	the public debt issuances completed in March and October 2013 and March 2014 at historically low interest rates for Rogers and long-term maturities ranging up to 30 years; and
—	the scheduled repayments and repurchases of relatively more expensive debt made in June 2013 and March 2014.

As at December 31, 2014, the credit ratings on RCI’s outstanding senior notes and debentures were unchanged from the third quarter of 2014, being:

—	Moody’s Ratings Services Baa1 with a stable outlook (affirmed in February 2014);
—	Standard and Poor’s Ratings Services BBB+ with a stable outlook (affirmed in February 2014); and
—	Fitch Ratings BBB+ with a negative outlook (affirmed in February 2014 with negative outlook).

Bond Forwards

From time to time, we may use extendible bond forward derivatives (bond forwards) to hedge interest rate risk on the debt instruments we expect to issue in the future. As at December 31, 2014, approximately $5.2 billion of our outstanding public debt matures over the next 5 years and we anticipate that we will issue public debt over that time to fund at least a portion of those maturities together with other general corporate funding requirements. We use bond forwards for risk-management purposes only. The bond forwards noted below have been designated as hedges for accounting purposes.

During this quarter, we entered into bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will comprise a portion of the interest rate risk associated with our anticipated future debt issuances. As a result of these bond forwards, we have hedged the underlying Canadian 10-year rate on $1.5 billion notional amount for anticipated future debt issuances from 2015 to 2018 and the underlying Canadian 30-year rate on $0.4 billion notional amount for December 31, 2018. The bond forwards are effective from December 2014.

(In millions of dollars, except interest rates)
GoC term (years)	Maturity date [1]	Initial GoC Interest rate [1]	Notional amount

10	Dec 31, 2015	2.05%	500
10	Dec 31, 2016	2.04%	500
10	Apr 30, 2018	2.07%	500
30	Dec 31, 2018	2.41%	400
Total			1,900

[1]	Bond forwards with maturity dates beyond December 31, 2015 are subject to GoC rate re-setting from time to time.

Rogers Communications Inc.	19	Fourth Quarter 2014

Adjusted net debt and adjusted net debt / adjusted operating profit

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivatives assets or liabilities, short-term borrowings and cash and cash equivalents.

		As at December 31
(In millions of dollars, except ratios)	2014	2013

Long-term debt [1]	14,895	13,436
Net debt derivatives assets [2]	(846)	(51)
Short-term borrowings	842	650
Cash and cash equivalents	(176)	(2,301)
Adjusted net debt [3]	14,715	11,734

Adjusted net debt / adjusted operating profit [3]	2.9	2.4

[1]	Includes current and long-term debt portions plus deferred transaction costs and discounts. See “Reconciliation of Adjusted Net Debt” in the section “Non-GAAP Measures” for calculation of this amount.
[2]	Includes current and long-term debt derivative portions.
[3]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

In addition to the cash and cash equivalents as at December 31, 2014 noted above, we held $1,130 million of marketable equity securities in publicly traded companies as at December 31, 2014. Including the impact of these marketable equity securities, our 2014 adjusted net debt to adjusted operating profit ratio would have been 2.7.

Adjusted net debt increased by $3.0 billion this year primarily as a result of the financings completed in October 2013 and March 2014 to pay for our 700 MHz spectrum investment made in April 2014.

Outstanding common shares

		As at December 31
	2014	2013
Common shares outstanding [1]
Class A Voting	112,448,000	112,462,000
Class B Non-Voting	402,297,667	402,281,178
Total common shares	514,745,667	514,743,178
Options to purchase Class B Non-Voting shares
Outstanding options	5,759,786	6,368,403
Outstanding options exercisable	3,363,046	4,066,698

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class  A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2013 Annual MD&A, and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

—	Subscriber counts
—	Subscriber churn
—	Average revenue per user (ARPU)
—	Capital intensity.

Rogers Communications Inc.	20	Fourth Quarter 2014

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as an indicator of our operating performance, our ability to incur and service debt, and as a measurement to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standardized meaning under IFRS, so they may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit and related margin	—	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.	Adjusted operating profit: Net income add back	Net income
	—	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.	income taxes, other (income) expense, finance costs, depreciation and amortization,
	—	We also use it as one component in determining short-term incentive compensation for all management employees.	impairment of assets, stock- based compensation, and restructuring, acquisition and other expenses.
Adjusted operating profit margin: Adjusted operating profit divided by Operating revenue (network revenue for Wireless)
Adjusted net income	—

To assess the performance of our businesses before the effects of these items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

			Net income add back stock-based compensation, restructuring, acquisition and	Net income
Adjusted basic and diluted earnings per share	—	Excluding these items does not imply they are non-recurring.	other expenses, impairment of assets, gain on sale of investment, loss on repayment of long-term debt, and income tax adjustments on these items including adjustments due to legislative change.	Earnings per share
Free cash flow	—	An important indicator of our financial strength and performance because it shows how much cash we have available to repay debt and reinvest in our company.	Adjusted operating profit minus spending on property, plant and	Cash provided by operating activities
	—	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.	equipment, interest on borrowings net of interest capitalized, and cash income taxes.
Adjusted net debt	—	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt plus	Long-term debt
	—	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	current portion of long-term debt, deferred transaction costs and discounts, net debt derivative assets or liabilities, and short-term borrowings minus cash and cash equivalents.
Adjusted net debt to adjusted operating	—	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above)	Long-term debt divided by net
profit	—	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	divided by Adjusted operating profit (defined above)	income

Rogers Communications Inc.	21	Fourth Quarter 2014

Reconciliation of adjusted operating profit

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2014	2013	2014	2013

Net income	297	320	1,341	1,669
Add (deduct):
Income taxes	129	115	506	596
Other (income) expense	(10)	(14)	1	(81)
Finance costs	202	196	817	742
Depreciation and amortization	560	508	2,144	1,898
Stock-based compensation	12	18	37	84
Restructuring, acquisition and other	43	24	173	85

Adjusted operating profit	1,233	1,167	5,019	4,993

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except percentages)	2014	2013	2014	2013

Adjusted operating profit margin:
Adjusted operating profit	1,233	1,167	5,019	4,993
Divided by: total operating revenue	3,366	3,243	12,850	12,706

Adjusted operating profit margin	36.6%	36.0%	39.1%	39.3%
Reconciliation of adjusted net income
	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2014	2013	2014	2013

Net income	297	320	1,341	1,669
Add (deduct):
Stock-based compensation	12	18	37	84
Restructuring, acquisition and other	43	24	173	85
Loss on repayment of long-term debt	-	-	29	-
Gain on sale of TVtropolis	-	-	-	(47)
Income tax impact of above items	(11)	(5)	(62)	(30)
Income tax adjustment, legislative tax change	14	-	14	8

Adjusted net income	355	357	1,532	1,769
Reconciliation of free cash flow
	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2014	2013	2014	2013

Cash provided by operating activities	1,031	1,072	3,698	3,990
Add (deduct):
Property, plant and equipment expenditures	(664)	(703)	(2,366)	(2,240)
Interest on borrowings, net of capitalization	(192)	(185)	(756)	(709)
Restructuring, acquisition and other	43	24	173	85
Interest paid	130	85	778	700
Change in non-cash working capital	(4)	(167)	(11)	(238)
Other adjustments	(69)	(17)	(79)	(40)

Free cash flow	275	109	1,437	1,548

Rogers Communications Inc.	22	Fourth Quarter 2014

    Reconciliation of adjusted net debt

	As at December 31
(In millions of dollars)	2014	2013

Current portion of long-term debt	963	1,170
Long-term debt	13,824	12,173
Deferred transaction costs and discounts	108	93
	14,895	13,436
Add (deduct):
Net debt derivatives assets	(846)	(51)
Short-term borrowings	842	650
Cash and cash equivalents	(176)	(2,301)

Adjusted net debt	14,715	11,734

	As at December 31
(In millions of dollars, except ratios)	2014	2013

Adjusted net debt / adjusted operating profit:
Adjusted net debt	14,715	11,734
Divided by: adjusted operating profit	5,019	4,993

Adjusted net debt / adjusted operating profit	2.9	2.4

   Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts;	Three months ended December 31		Twelve months ended December 31
number of shares outstanding in millions)	2014	2013	2014	2013

Adjusted basic earnings per share:
Adjusted net income	355	357	1,532	1,769
Divided by: weighted average number of shares outstanding	515	515	515	515
Adjusted basic earnings per share	0.69	0.69	2.97	3.43

Adjusted diluted earnings per share:
Adjusted net income	355	357	1,532	1,769
Divided by: diluted weighted average number of shares outstanding	517	517	517	518
Adjusted diluted earnings per share	0.69	0.69	2.96	3.42

Basic earnings per share:
Net income	297	320	1,341	1,669
Divided by: weighted average number of shares outstanding	515	515	515	515
Basic earnings per share	0.58	0.62	2.60	3.24

Diluted earnings per share:
Net income	297	320	1,341	1,669
Effect on net income of dilutive securities	-	-	(15)	-
Diluted net income	297	320	1,326	1,669
Divided by: diluted weighted average number of shares outstanding	517	517	517	518
Diluted earnings per share	0.57	0.62	2.56	3.22

Rogers Communications Inc.	23	Fourth Quarter 2014

Other Information

Consolidated financial results - quarterly summary

Our operating results generally vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of our business segments. This means our results in one quarter are not a good indication of how we will perform in a future quarter. Please see our 2013 Annual Report for a discussion of the seasonal aspects of, and certain other historical trends in, our business.

The table below shows our consolidated results for the past eight quarters.

	2014					2013
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Operating revenue
Wireless	7,305	1,898	1,880	1,800	1,727	7,270	1,851	1,846	1,813	1,760
Cable	3,467	871	864	872	860	3,475	871	873	870	861
Business Solutions	382	97	96	95	94	374	98	93	90	93
Media	1,826	544	440	475	367	1,704	453	440	470	341
Corporate items and intercompany eliminations	(130)	(44)	(28)	(30)	(28)	(117)	(30)	(28)	(31)	(28)
Total operating revenue	12,850	3,366	3,252	3,212	3,020	12,706	3,243	3,224	3,212	3,027

Adjusted operating profit
Wireless	3,246	725	888	843	790	3,157	696	875	821	765
Cable	1,665	424	409	423	409	1,718	433	425	431	429
Business Solutions	122	34	32	28	28	106	29	29	25	23
Media	131	78	23	54	(24)	161	49	55	64	(7)
Corporate items and intercompany eliminations	(145)	(28)	(40)	(35)	(42)	(149)	(40)	(43)	(35)	(31)
Adjusted operating profit [1]	5,019	1,233	1,312	1,313	1,161	4,993	1,167	1,341	1,306	1,179
Stock-based compensation	(37)	(12)	(9)	(11)	(5)	(84)	(18)	(7)	(1)	(58)
Restructuring, acquisition and other	(173)	(43)	(91)	(30)	(9)	(85)	(24)	(38)	(14)	(9)
Depreciation and amortization	(2,144)	(560)	(533)	(532)	(519)	(1,898)	(508)	(477)	(463)	(450)
Finance costs	(817)	(202)	(202)	(188)	(225)	(742)	(196)	(180)	(185)	(181)
Other (expense) income	(1)	10	(12)	(9)	10	81	14	(3)	60	10
Net income before income taxes	1,847	426	465	543	413	2,265	435	636	703	491
Income taxes	(506)	(129)	(133)	(138)	(106)	(596)	(115)	(172)	(171)	(138)
Net income	1,341	297	332	405	307	1,669	320	464	532	353

Earnings per share:
Basic	2.60	0.58	0.64	0.79	0.60	3.24	0.62	0.90	1.03	0.69
Diluted	2.56	0.57	0.64	0.76	0.57	3.22	0.62	0.90	0.93	0.68

Net income	1,341	297	332	405	307	1,669	320	464	532	353
Add (deduct):
Stock-based compensation	37	12	9	11	5	84	18	7	1	58
Restructuring, acquisition and other	173	43	91	30	9	85	24	38	14	9
Loss on repayment of long-term debt	29	-	-	-	29	-	-	-	-	-
Gain on sale of TVtropolis	-	-	-	-	-	(47)	-	-	(47)	-
Income tax impact of above items	(62)	(11)	(27)	(14)	(10)	(30)	(5)	(8)	(11)	(6)
Income tax adjustment, legislative tax change	14	14	-	-	-	8	-	-	8	-
Adjusted net income [1]	1,532	355	405	432	340	1,769	357	501	497	414

Adjusted earnings per share [1]:
Basic	2.97	0.69	0.79	0.84	0.66	3.43	0.69	0.97	0.97	0.80
Diluted	2.96	0.69	0.78	0.84	0.66	3.42	0.69	0.97	0.96	0.80

Additions to property, plant, and equipment	2,366	664	638	576	488	2,240	703	548	525	464
Free cash flow [1]	1,437	275	370	436	356	1,548	109	506	505	428
Cash provided by operating activities	3,698	1,031	1,057	1,202	408	3,990	1,072	1,052	1,061	805

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	24	Fourth Quarter 2014

Supplementary Information

Rogers Communications Inc.

Consolidated Statements of Income

(In millions of dollars, except per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013

Operating revenue	3,366	3,243	12,850	12,706

Operating expenses:
Operating costs	2,145	2,094	7,868	7,797
Depreciation and amortization	560	508	2,144	1,898
Restructuring, acquisition and other	43	24	173	85
Finance costs	202	196	817	742
Other (income) expense	(10)	(14)	1	(81)

Income before income taxes	426	435	1,847	2,265

Income taxes	129	115	506	596

Net income	297	320	1,341	1,669

Earnings per share
Basic	0.58	0.62	2.60	3.24
Diluted	0.57	0.62	2.56	3.22

Rogers Communications Inc.	25	Fourth Quarter 2014

Rogers Communications Inc.

Consolidated Statements of Financial Position

(In millions of dollars, unaudited)

	December 31	December 31
	2014	2013

Assets
Current assets:
Cash and cash equivalents	176	2,301
Accounts receivable	1,591	1,509
Inventories	251	276
Other current assets	191	162
Current portion of derivative instruments	136	73
Total current assets	2,345	4,321

Property, plant and equipment	10,655	10,255
Intangible assets	6,588	3,211
Investments	1,898	1,487
Derivative instruments	788	148
Other long-term assets	356	397
Deferred tax assets	9	31
Goodwill	3,883	3,751

Total assets	26,522	23,601

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	842	650
Accounts payable and accrued liabilities	2,578	2,344
Income tax payable	47	22
Current portion of provisions	7	7
Unearned revenue	443	350
Current portion of long-term debt	963	1,170
Current portion of derivative instruments	40	63
Total current liabilities	4,920	4,606

Provisions	55	40
Long-term debt	13,824	12,173
Derivative instruments	11	83
Other long-term liabilities	462	328
Deferred tax liabilities	1,769	1,702
Total liabilities	21,041	18,932

Shareholders’ equity	5,481	4,669

Total liabilities and shareholders’ equity	26,522	23,601

Rogers Communications Inc.	26	Fourth Quarter 2014

Rogers Communications Inc.

Consolidated Statements of Cash Flows

(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013

Operating activities:
Net income for the year	297	320	1,341	1,669
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	560	508	2,144	1,898
Program rights amortization	19	17	66	52
Finance costs	202	196	817	742
Income taxes	129	115	506	596
Stock-based compensation	12	18	37	84
Gain on sale of TVtropolis	-	-	-	(47)
Post-employment benefits contributions, net of expense	15	(7)	(34)	(32)
Other	25	(7)	48	(14)

	1,259	1,160	4,925	4,948
Change in non-cash operating working capital items	4	167	11	238

	1,263	1,327	4,936	5,186
Income taxes paid	(102)	(170)	(460)	(496)
Interest paid	(130)	(85)	(778)	(700)

Cash provided by operating activities	1,031	1,072	3,698	3,990

Investing activities:
Additions to property, plant and equipment	(664)	(703)	(2,366)	(2,240)
Additions to program rights	(96)	(28)	(231)	(69)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	204	41	153	(114)
Acquisitions and strategic transactions, net of cash acquired	(155)	(233)	(3,456)	(1,080)
Proceeds on sale of TVtropolis	-	-	-	59
Other	(67)	3	(51)	(29)

Cash used in investing activities	(778)	(920)	(5,951)	(3,473)

Financing activities:
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-	2,150	662
Payments on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-	(2,115)	(1,029)
Proceeds received on short-term borrowings	55	-	276	650
Repayment of short-term borrowings	-	-	(84)	-
Issuance of long-term debt	530	1,548	3,412	2,578
Repayment of long-term debt	(530)	-	(2,551)	(356)
Transaction costs incurred	-	(20)	(30)	(37)
Repurchase of Class B Non-Voting shares	-	1	-	(21)
Dividends paid	(236)	(224)	(930)	(876)

Cash (used in) provided by financing activities	(181)	1,305	128	1,571

Change in cash and cash equivalents	72	1,457	(2,125)	2,088

Cash and cash equivalents, beginning of period	104	844	2,301	213

Cash and cash equivalents, end of period	176	2,301	176	2,301

Rogers Communications Inc.	27	Fourth Quarter 2014

Investments

(In millions of dollars, unaudited)	December 31 2014	December 31 2013

Investments in:
Publicly traded companies	1,130	809
Private companies	161	103
Investments, available-for-sale	1,291	912
Investments, associates and joint ventures	607	575

Total	1,898	1,487

Long-term Debt

(In millions of dollars, except interest rates, unaudited)	Due date		Principal amount	Interest rate	December 31 2014	December 31 2013

Bank credit facility				Floating	-	-
Senior notes	2014	US	750	6.375%	-	798
Senior notes	2014	US	350	5.50%	-	372
Senior notes	2015	US	550	7.50%	638	585
Senior notes	2015	US	280	6.75%	325	298
Senior notes	2016		1,000	5.80%	1,000	1,000
Senior notes	2017		500	3.00%	500	500
Senior notes	2017		250	Floating	250	-
Senior notes	2018	US	1,400	6.80%	1,624	1,489
Senior notes	2019		400	2.80%	400	-
Senior notes	2019		500	5.38%	500	500
Senior notes	2020		900	4.70%	900	900
Senior notes	2021		1,450	5.34%	1,450	1,450
Senior notes	2022		600	4.00%	600	600
Senior notes	2023	US	500	3.00%	580	532
Senior notes	2023	US	850	4.10%	986	904
Senior notes	2024		600	4.00%	600	-
Debentures	2032	US	200	8.75%	232	213
Senior notes	2038	US	350	7.50%	406	372
Senior notes	2039		500	6.68%	500	500
Senior notes	2040		800	6.11%	800	800
Senior notes	2041		400	6.56%	400	400
Senior notes	2043	US	500	4.50%	580	532
Senior notes	2043	US	650	5.45%	754	691
Senior notes	2044	US	750	5.00%	870	-
					14,895	13,436
Deferred transaction costs and discounts					(108)	(93)
Less current portion					(963)	(1,170)

					13,824	12,173

Rogers Communications Inc.	28	Fourth Quarter 2014

About Forward-Looking Information

This earnings release includes “forward-looking information” within the meaning of applicable securities laws, and assumptions about, among other things, our business, operations and financial performance and condition approved by management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates or intentions.

Forward-looking information and statements

—

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook and similar expressions, although not all forward-looking information and statements include them;

—

include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect; and

—	were approved by our management on the date of this earnings release.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

—	revenue
—	adjusted operating profit
—	property, plant and equipment expenditures
—	cash income tax payments
—	free cash flow
—	dividend payments
—	expected growth in subscribers and the services they subscribe to
—	the cost of acquiring subscribers and deployment of new services
—	continued cost reductions and efficiency improvements
—	the growth of new products and services
—	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document include, but is not limited to, our information and statements under “2015 Full Year Consolidated Guidance” relating to our 2015 consolidated guidance on adjusted operating profit, property, plant and equipment expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts and projections (including the aforementioned guidance) on the following factors, among others:

—	general economic and industry growth rates
—	currency exchange rates and interest rates
—	product pricing levels and competitive intensity
—	subscriber growth
—	pricing, usage and churn rates
—	changes in government regulation
—	technology deployment
—	availability of devices
—	timing of new product launches
—	content and equipment costs
—	the integration of acquisitions
—	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties and other factors, many of which are beyond our control, including but not limited to:

—	new interpretations and new accounting standards from accounting standards bodies
—	regulatory changes
—	technological change
—	economic conditions
—	unanticipated changes in content or equipment costs
—	changing conditions in the entertainment, information and communications industries
—	the integration of acquisitions
—	litigation and tax matters
—	the level of competitive intensity
—	the emergence of new opportunities.

Rogers Communications Inc.	29	Fourth Quarter 2014

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections “Regulation in Our Industry” and “Governance and Risk Management” in our 2013 Annual MD&A. Our 2013 Annual MD&A can be found online at rogers.com/investors, sedar.com and sec.gov or is available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of high-speed Internet, cable television and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com/investors. Information in or connected to our website is not part of or incorporated into this earnings release.

Investment community contacts	Media contact
Bruce M. Mann 416.935.3532 bruce.mann@rci.rogers.com	Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Dan R. Coombes 416.935.3550 dan.coombes@rci.rogers.com

Bruce Watson 416.935.3582 bruce.watson@rci.rogers.com

Quarterly Investment Community Teleconference

The fourth quarter 2014 results teleconference will be held on:

—	January 29, 2015
—	8:00 a.m. Eastern Time
—	webcast available at rogers.com/webcast

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time Rogers management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

Rogers Communications Inc.	30	Fourth Quarter 2014

For More Information

You can find additional information relating to us, including our Annual Information Form, on our website (rogers.com/investors), on SEDAR (sedar.com) and on EDGAR (sec.gov), or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and other websites referenced in this earnings release is not part of or incorporated into this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	31	Fourth Quarter 2014